UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 15, 2019

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 15, 2019, we issued an offering overview discussing our financial results for the quarter ended June 30, 2019. The text of the offering overview is set forth below.

Q2 2019*

MOGULREIT II

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE1	$ 17,928,478
	TOTAL ASSET VALUE2	$127,880,750
MogulREIT II is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	NUMBER OF INVESTMENTS	7
	TOTAL NUMBER OF MULTIFAMILY UNITS	1,538
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	55 Months
KEY OBJECTIVES	ANNUALIZED DISTRIBUTION RATE3	4.5%

• To realize capital appreciation in the value of our investments over the long term	DISTRIBUTION FREQUENCY	Quarterly
• To pay attractive and stable cash distributions.	TAX REPORTING FORM	1099-DIV

PORTFOLIO STATISTICS 4

*All data as of June 30, 2019.

1 Aggregate value of all underlying investments in MogulREIT II, Inc. based on the current outstanding investment amount, including outstanding cash.

2 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent purchase price of each asset.

3 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the $10.00 per share purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the current outstanding investment amount.

INVESTMENT ACTIVITY

Distributions

The board of directors authorized a distribution for the second quarter of 2019 on March 30, 2019. MogulREIT II has declared distributions on a quarterly basis since January 1, 2018 which equate to approximately 4.5% on an annualized basis based upon the $10.00 per share purchase price.

	RECORD DATE	DISTRIBUTION PERIOD	DAILY CASH DISTRIBUTION AMOUNT PER SHARE	PURCHASE PRICE PER SHARE	ANNUALIZED DISTRIBUTION RATE
2018	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
2019	12/31	10/1 – 12/31	$0.0012328767	$10.00	4.5%
	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%

INVESTMENT ACTIVITY

Investment Updates

The Clover on Park Lane (formerly Serendipity Apartments)

Location: Dallas, TX

Total Investment: $4,000,000

Outstanding Principal (as of 06/30/19): $4,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:  Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update:  In Q2 2019, revenue increased 4% quarter over quarter, due to a 66% decrease in concessions, as well as a 41% decrease in loss to down units. Regarding the latter, 16 down units underwent foundation repairs in Q1, and the units came back online in Q2 2019. Q2 2019 represented the second highest revenue month of operation.

As of Q2 2019, the last 10 leases for upgraded units at the property averaged a 10% premium over in-place rents. Expenses decreased 4% quarter over quarter due to a reduction in utilities.

As of June 2019, the property Net Operating Income, or NOI, was within 0.5% of pro forma for the quarter. The property is currently 91% occupied.

Brooklyn Portfolio

Location: Brooklyn, NY

Total Investment: $3,000,000

Outstanding Principal (as of 06/30/19): $3,000,000

Purpose of Investment: Acquire nine properties, perform tenant buyouts and renovate and release the properties.

Investment Type:  Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update:  As of June 2019, portfolio occupancy was 99%, and there was only one vacant unit in the portfolio. During Q2 2019, seven units were re-leased at an average rent of $2,281 per month, a 3.2% positive variance to proforma. Quarter over quarter income decreased by 3.7% due to bad debt.

Expenses were 2% under budget due primarily to lower than anticipated utilities expenses and reflected a 11.0% decrease quarter over quarter. Net Operating Income, or NOI, for the quarter reflected a 9% negative variance to budget but remained static quarter over quarter.

Regarding the NOI variance, the original business plan for the properties was to execute tenant buyouts to vacate rent-stabilized units, renovate such units and re-lease them at higher market rents. At the time of the investment, the rent laws in New York allowed landlords to increase rents, even on rent-stabilized apartments, to help cover the cost of the improvements.

In June 2019, the New York Senate passed new statewide rent regulation laws, which drastically limit the rent increases landlords can charge tenants to cover the costs of renovations and repairs to both buildings and individual units. These new laws eliminate much of the incentive for landlords to perform buyouts and upgrade individual units and buildings, as landlords are no longer able to secure the rent increases to justify the renovation costs. Notably, Blackstone announced that they are reevaluating capital investments to their 11,000+ unit Stuyvesant Town portfolio. In response to this new law, two real estate trade groups representing a consortium of New York landlords filed a lawsuit in federal court challenging the constitutionality of the law.

Many New York landlords are in a holding pattern until the litigation moves through the courts and the market settles from the recent changes. The sponsor will continue to push rents as much as they can within the limits of the current laws. From an operations perspective, we are working with our partner to identify efficiencies across the portfolio to decrease expenses to increase NOI.

Villas del Sol I & II (formerly Plano Multifamily Portfolio)

Location: Plano, TX

Total Investment: $1,000,000

Outstanding Principal (as of 06/30/19): $1,000,000

Purpose of Investment: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type:  Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update:  For Q2 2019, the property continued its upward trend of growing gross operating income. Occupancy decreased slightly ending the quarter at 94%. Gross operating income increased 1.6% quarter over quarter and net rental income increased by 0.5%. Other income increased by 17.1%, and utility income increased by 3.2% despite occupancy decreasing slightly. These increases were due to the continuation of utility billbacks for all new and renewing residents.

The property performed well on the expense side, with a large decrease in total expenses in Q2 (-30.6% quarter over quarter) thanks to strong containment in general and administrative, marketing, contract services and utilities.

With respect to the portfolio’s capital projects, the sponsor began laundry upgrades, which should be completed in Q3 2019. To date, 45 units have been upgraded with new flooring, appliances, backsplash and lighting packages as part of the interior renovation business plan.

Villas de Toscana, (formerly Tuscany at WestOver Hills)

Location: San Antonio, TX

Total Investment: $1,000,000

Outstanding Principal (as of 06/30/19): $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:  Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update:  Villas de Toscana continued its high occupancy through Q2 as the property remained at 97% physical occupancy, with a 60% renewal ratio. This marks the highest occupancy that the property has experienced since inception.

Accompanying the increase in occupancy, in place rents saw an increase of 4.7% quarter over quarter, including a 37.4% drop in concessions, while ancillary income saw a decrease of 26% with most of the decrease resulting from pet fees, administrative fees and late fees. As a result of the high occupancy and in place rent increases, gross operating income increased 1.8% quarter over quarter.

As a result of the high occupancy and high renewal rate, unit turnover expense decreased by 37.2%. Further, after requiring temporary help during Q1 2019 as the property worked to raise occupancy, in Q2, the contract labor expense decreased by 15.9%. General and administrative and repairs and maintenance line items each increased by more than 20% and taxes increased by 5.6% to reflect a tax increase for 2019. Overall, total expenses were able to decrease by 3.4%.

The property has completed all exterior capex work which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage and office renovations.

Villas De Sonoma (formerly Villas De Mar)

Location: Fort Worth, TX

Total Investment: $1,000,000

Outstanding Principal (as of 06/30/19): $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:  Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update:  While Villas De Sonoma leasing started slow following acquisition due to poor tenant quality inherited from the seller and high delinquencies, the property continued to make up ground on physical occupancy through Q2 2019. It closed the quarter at 82.5% occupancy, a 2.5% increase over the previous quarter’s close and a 12.6% over the low point in Q3 2018. The property’s net rental income grew by 8.7% quarter over quarter, largely due to a 14.6% decrease in concessions and a 42.7% decrease in bad debt. Other income remained static quarter over quarter, as transactional move-in income and risk fee income were lower as the overall quality of traffic has improved while utility reimbursements continued to rise, leading to an 8.1% increase in gross operating income quarter over quarter.

Total expenses were generally well contained as the property kept turnover tight due to an impressive 81% renewal ratio. Noteworthy categories that exceeded budget were repair & maintenance along with payroll; both due to elevated make ready activity on previously vacant not ready units and an increase in plumbing and HVAC repairs. A total of 59 upgraded units have been brought online, some with moderate upgrades. The moderately upgraded units allow the sponsor to bring more units online at a more accessible rate and have proven helpful in achieving physical occupancy gains.

Net operating income expanded by 41% from previous quarter, carried mostly by a significant increase in total revenue. Despite this growth, the property remains below target levels.

Due to ongoing property challenges, which resulted in net neutral or negative cash flow, and capital needs at the property, the sponsor is withholding distributions and issuing a capital call to keep operations stable. MogulREIT II will have the opportunity to participate in a capital call in Q3 2019, and our Manager, RM Adviser, is evaluating such request.

In Q2 2019, Villas de Sonoma completed parking lot repairs and installation of common area signage.

Avon Place Apartments

Location: Avon, CT

Total Investment:  $2,500,000

Outstanding Principal (as of 06/30/19): $2,500,000

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:    Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update:  During Q2 2019, the sponsor completed renovation for six units and leased all six units at an average increase of 18.3% to previous rents and 3.1% above renovated rents in our underwriting. As reported in the previous quarter, renovations had a slower start than anticipated due to delays related to finding the appropriate materials, but the sponsor now anticipates renovations to occur regularly upon normal tenant turnover.

Q2 2019 income was 4.0% below proforma. The negative variance is mostly driven by lower than anticipated in-place rents, which the sponsor is trying to alleviate by executing lease renewals closer to market rent. Avon Place also had limited lease expirations during the winter months, which, while helping to maintain occupancy, made it difficult to increase rents to market on turnover. Gross operating income, however, was up 1.7% quarter over quarter due to growth in fees related to leasing, such as month to month rent, late fees, administrative fees and pet fees.

Total expenses were 3.1% above proforma, due primarily to higher than budgeted marketing expenses, repair & maintenance expenses and utilities expenses. Total expenses decreased by 2% quarter over quarter primarily due to controlled marketing expenses. Net Operating Income, or NOI, for the quarter reflected a 10.4% negative variance to underwriting but reflected a 6.0% increase quarter over quarter.

Regarding common area renovations, new lighting packages have been installed in all buildings, lobby area tiles are finished in one of the buildings and in process on the other three buildings, painting bids have been finalized and the carpet has been replaced in the first hallway in one building with the remaining work to be completed shortly.

Terrace Hill Apartments

Location: El Paso, TX

Total Investment:  $3,385,320

Outstanding Principal (as of 06/30/19): $3,385,320

Purpose of Investment: Acquire and renovate a garden-style apartment building.

Investment Type:    Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update:  On 5/31/2019, MogulREIT II closed on its investment in Terrace Hill apartments, a 310-unit multifamily property in El Paso, TX. Q2 was a partial quarter and primarily involved takeover initiatives, including finalizing unit renovation plans, bidding and selecting contractors for capital improvements, ensuring that the property’s on-site management team is properly staffed, and re-branding the Property with new ownership in the market.

Execution of the business plan has begun as interior and exterior improvements are underway. Four units were renovated through 6/30/2019, which is ahead of schedule as the proforma projected unit renovations to commence in July 2019. Before the end of Q2, three of the four renovated units were leased at an average rent increase of $136/month above previous rents and within 1% of proforma. Furthermore, rents are expected to increase as exterior capital improvements are completed. Exterior capital improvements currently underway include new roofs, converting evaporative coolers to new refrigerated HVAC systems, new exterior paint, deferred maintenance, and converting the former cracked tennis court to a new common area with a basketball court, open grass area, and pergola lounge area. Primary focus for Q3 entails continuing the unit renovation program while moving forward with exterior improvements.

FULL CYCLE ASSETS

Ashland Apartments

Location: Chicago, IL

Total Investment: $1,440,000

Purpose of Investment: To substantially enhance the exterior appearance, add new amenities, and implement a new interior upgrade package in order to push rents to market.

Investment Type:  Preferred Equity

Date Added to REIT: 6/22/2018

Payoff Date: 6/6/2019

Asset Management Update: On June 6, 2019, the preferred equity investment was paid in full in the amount of $1,469,300, which included: (i) $1,440,000 in outstanding principal plus $18,600 in accrued interest through June 6, 2019; (ii) a prepayment penalty of $10,200 for interest through June 22, 2019; and (iii) legal fees.

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II.  We have now provided 6 consecutive quarters of distributions, totaling over $780,000.  To date, 1,843 investors have invested $19.36MM into the REIT.  We are also happy to share that over 74% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, as of Q2 2019, MogulREIT II has seven investments spread across six markets.  We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

In Q2, economic indicators remain positive, and the consensus appears to suggest that there is more economic expansion in the US.  We are, however, aware that there are multiple global risks that may disrupt growth, including a potential trade war, increasing domestic political tension and civil unrest abroad, among others.  We are watching these risks closely and including a potential event in our strategic thinking.

GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there will be moderated economic expansion.  According to the ULI real estate economic forecast, a survey of leading real estate economists, GDP growth is forecast at 2.3% in 2019 and 1.8% in 2020.  The second quarter of 2019 is in line with this forecast with a 2.1% increase in GDP.  As a point of reference, 2018 ended with real GDP growth of 2.2%.

MARKET UPDATES (CONT.)

EMPLOYMENT AND WAGE GROWTH

In April 2019, unemployment rates were at their lowest levels in over two decades, at 3.6%, and they have increased minimally to 3.7% as of June 2019.  We believe this is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook.  In addition to continued reduction in unemployment, real average hourly earnings increased 1.5%, seasonally adjusted from June 2018 to June 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

MARKET UPDATES (CONT.)

IMPACT OF MONETARY POLICY

While GDP growth, a decline in unemployment and wage growth are all indicators of a strong and thriving economy, the monetary policy from the federal reserve has been tempering even further economic success.  The Fed raised rates once in 2016, three times in 2017, and four times in 2018, by 0.25 percentage points each time, leading to a Federal Funds Rate of 2.4% as of June 30, 2019. In July 2019, however, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation”, issued a rate cut of 0.25 percentage points, bringing the Federal Funds Rate down to 2.25%.

While interest rates have risen since its low point in 2015 when they were effectively zero, interest rates remain at relatively low rates compared to the last 40 years.  As it relates to MogulREIT II, because we use leverage to acquire and fund renovations, we believe these historically low interest rates remain a driver for continuing to invest in multifamily real estate and building a portfolio for the long term.

MARKET UPDATES (CONT.)

MULTIFAMILY FUNDAMENTALS

We continue to believe in the macroeconomic fundamentals that highlight the benefits of multifamily investing.  Since reaching its peak in 2005, home ownership has dropped to near historic lows ending April 2019 at 64.1%.  This trend has continued despite a low interest rate environment (which lowers the cost of a mortgage) and the longest economic expansion in American history, which factors should encourage home ownership.

According to CBRE, Q2 net absorption was 160,900 units.  While the second quarter of the year is typically a higher demand quarter due to seasonal leasing trends, the absorption for Q2 2019 represented the highest quarterly demand in at least 15 years.

Even with continued construction activity over the past decade, the apartment sector has continued to perform very well, with vacancy rates decreasing steadily from 7.0% in 2009 to 4.5% in 2018 and down to 4.0% in Q2 2019.

MARKET UPDATES (CONT.)

INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.  This strategy is not changing.  To date, the majority of our investments have been in value-add multifamily apartment buildings and our business plan is to continue to invest in this asset class pursuant to our investment guidelines as shared in the formal offering circular.  We appreciate your patience as this strategy plays out.

As mentioned previously, we remain excited about value-add multifamily investing and believe that it may provide a good risk adjusted return in today’s market.  We seek to mitigate risk by keeping cash flow at the properties while we are engaged in renovations, and we are proud of the work completed to date.  We are concerned about cap rates, as they are near historical lows in certain markets for multifamily; thus, we are particularly interested in investing in markets where occupancy levels remained high during the 2008 recession.

In Q2 2019, we moved to implement this strategy.  We closed our first joint venture equity investment in MogulREIT II, Terrace Hill Apartments in El Paso, Texas.

We chose El Paso to launch our first joint venture equity investment as it is a growing, opportunity city with good downside protection.  Per Greysteel’s Q2 2019 report, El Paso is the 18th most populous city in the United States, with a strong demographic due to Fort Bliss, one of the nation’s largest Army bases, and University of Texas – El Paso, which has over 25,000 students.  For multifamily properties, while rent growth is 60% below the national average, rent gains have averaged 3.3% in 2018 and 2.5% in 2019, and average vacancy has dropped from 10% in 2016 to 7.0% in 2019.  Notably, El Paso held up well through the previous recession, with cumulative job losses of less than 3%.  Many back-office jobs, specifically call centers, have recently been added in El Paso due to the large bilingual population, and annual job growth has ranged between 2.5% and 3.0% since 2016.  As we look to the future of MogulREIT II, we believe that Terrace Hill meets the long-term strategy of the REIT by offering strong risk mitigants for any market correction along with income and solid growth potential.

On the topic of risk mitigation, especially given the Fed’s interest rate pullback, which is often seen as an indication that the Fed believes the economy requires a boost, we are constantly assessing market conditions to dictate REIT strategy.  Even though many fundamentals are strong, we continue to have an inverted yield curve with a widening spread, which has historically been a predictor of an impending market correction, and the current length of this recovery is longer than historical recoveries.  We want to be prepared and we want to be able to hold onto real estate assets through the cycle.  We believe Terrace Hill to be one of these assets, and we will seek to acquire similar, market resilient assets going forward.

Thank you for your continued support of MogulREIT II and we look forward to continuing to meet your expectations and being a long-term investment partner.

DISTRIBUTION SUMMARY

NET ASSET VALUE (NAV)

Our board of directors set our initial offering price at $10.00 per share, which will be the purchase price of our shares of common stock through September 30, 2019. Thereafter, our price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter).

The purchase price will remain at $10.00 per share until a change in valuation of NAV per share takes place, at which time it will be the greater of (i) $10.00 per share or (ii) the current NAV. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding.

Copyright © 2019 RM Adviser, LLC, All rights reserved.

Previous Updates

Please follow the below links to access descriptions of other investments in prior quarters.

Q1 2019 Shareholder Letter
Q4 2018 Shareholder Letter
Q3 2018 Shareholder Letter
Q2 2018 Shareholder Letter
Q1 2018 Shareholder Letter
Q4 2017 Shareholder Letter
Q3 2017 Shareholder Letter

We remain excited about all that the second half of 2019 has in store for MogulREIT II and our investors. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, MogulREIT II, Inc.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President and Secretary

Date:	August 15, 2019